News Release
News Release
TSX:RMX | NYSE Alternext US:RBY February 11, 2009

Rubicon Hits New High-Grade Gold Northeast of F2 Zone, Phoenix Gold Project, Red Lake, Ontario

- high-grade intercepts include 5.07 oz/ton over 8.2 feet (173.7 g/t gold over 2.5 metres) -

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Alternext US) is pleased to announce new results from ongoing drilling at its 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. The Company is conducting drilling around the F2 Gold Zone from which significant high-grade and bonanza-grade gold intercepts have been reported laterally over 580 metres and to depths of up to 1101 metres below surface (see news releases from March 12, 2008, onwards).

F2 Zone northeast extension drilling

Drilling 80 to 200 metres northeast of the core F2 Zone (Figure 1) has intersected bonanza gold grades at shallow depths in a potential northeastern extension of the F2 Zone. New intercepts include 5.07 oz/ton gold over 8.2 feet (173.7g/t gold over 2.5 metres), 7.60 oz/ton gold over 1.6 feet (260.5 g/t gold over 0.5 metres) and 1.25 oz/ton gold over 1.6 feet (43.0 g/t gold over 0.5 metres). High-grade, gold-bearing veins are observed within broad gold zones which include 0.15 oz/ton gold over 157.4 feet (5.1 g/t gold over 48.0 metres) and 0.18 oz/ton gold over 23.0 feet (6.2 g/t gold over 7.0 metres). Notably, host rocks to the mineralization are altered basalts similar to those in the F2 Core Zone. Results are provided in Table 1, below.

These new intercepts are significant because:

1)	They confirm that the F2 system is developed some 200 metres northeast of the core F2 Zone (Figure 1).

2)
They are developed at shallow depths and suggest significant potential for additional mineralization at depth. In the core of the F2 Zone, located to the southwest, gold mineralization occurs from surface to 1101 metres below surface and remains open at depth.

3)	They contain both bonanza-grade and extensive gold-bearing sulphide mineralization suggesting the gold system continues to be well developed in this area of new drilling.

Additional drilling is ongoing to the northeast of the core F2 Zone area.

F2 Zone southwest extension drilling

New high grade results immediately southwest of the core F2 Zone include 3.49 oz/ton gold over 1.6 feet (119.6 g/t gold over 0.5 metres). Further to the southwest, Rubicon has previously reported significant new gold mineralization developed up to 380 metres to the southwest of the core F2 Zone (see news release dated January 19, 2009). Two new drill holes in this area have returned high-grade intercepts within broader sulphide systems that continue to demonstrate high potential (Figure 1 and Table 1). Results include 0.79 oz/ton gold over 3.3 feet (26.9 g/t gold over 1.0 metre), 0.49 oz/ton over 3.3 feet (16.7 g/t gold over 1.0 metres), 0.23oz/ton gold over 9.8 feet (8.0g/t gold over 3.0 metres) and 0.20 oz/ton gold over 11.5 feet (6.8 g/t gold over 3.5 metres).

Bonanza grade mineralization previously reported near the top of hole F2-39 (91.91 oz/ton over 1.6 feet ) may be related to gold-rich sections observed at the top of hole F2-40 (0.79 oz/ton over 3.3 feet). This could be significant because gold mineralization in this new area is spatially and structurally distinct from the main F2 mineralization in that it is developed above (rather than below) a major ultramafic unit yet is developed within host rocks similar to those of the F2 Zone. As such it represents a new target type. Taken together, the results from the three holes drilled to date in this area suggest high potential for additional gold mineralization.

“2009 drilling, which is part of a planned 120,000 foot surface and underground drill program for this year is off to a great start. We continue to extend the gold system and to observe a significant visible gold component. The discovery of a shallow extension to F2 Zone means that we can readily drill these target areas, all of which are within the shadow of our head frame and other infrastructure.” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 29% of the issued shares of the company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

Table 1:  Assay Results

Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
Northeast Extension Drilling
F2-41	43.0	0.5	1.25	1.6
F2-41	5.1	48.0	0.15	157.4
Incl.	260.5	0.5	7.60	1.6
F2-42*	5.7	7.8	0.17	25.7
Incl.	6.2	7.0	0.18	23.0
Incl.	15.7	1.1	0.46	3.6
F2-42*	6.1	6.0	0.18	19.7
Incl.	18.5	1.0	0.54	3.3
F2-42*	4.8	14.7	0.14	48.2
Incl.	20.1	0.7	0.59	2.3
F2-44*	173.7	2.5	5.07	8.2
Incl.	854.1	0.5	24.91	1.6
Southwest Extension Drilling
F2-42*	119.6	0.5	3.49	1.6
F2-40	26.9	1.0	0.79	3.3
F2-40	7.0	3.5	0.20	11.5
Incl.	8.0	3.00	0.23	9.8
F2-40	3.7	6.0	0.11	19.7
F2-40	16.7	1.0	0.49	3.3
F2-43*	6.8	3.5	0.20	11.5
Incl.	8.7	2.5	0.25	8.2
Incl.	16.6	0.5	0.48	1.6

                *Assays pending for portions of the hole

Figure 1:  Plan Map of the F2 Zone

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest”  and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are, in part, dependent on receiving permits from various governmental agencies.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.